FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of November 2012

Commission file number 000-31151

RadView Software Ltd.
 (Translation of Registrant's Name into English)

14 Hamelacha St., Rosh-Haayin, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

RadView Software Ltd.

The Proxy Statement attached to this Form 6-K is hereby incorporated by reference into all effective Registration Statements, filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached hereto and incorporated by reference herein are the following exhibits:

99.1	The Registrant’s Notice of Meeting and Proxy Statement for the Annual General Meeting of Shareholders to be held on December 20, 2012.

99.2	Form of Proxy Card.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RadView Software Ltd. (Registrant)

By:	/s/ Guy Yasur
Guy Yasur
Chief Financial Officer

Dated: November 7, 2012

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	The Registrant’s Notice of Meeting and Proxy Statement for the Annual General Meeting of Shareholders to be held on December 20, 2012.
99.2	Form of Proxy Form of Proxy Card.